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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                          Silicon Valley Research, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   827068 20 6
                    ---------------------------------------
                                 (CUSIP Number)


                               Robert R. Anderson
                            Laurence G. Colegate, Jr.
                             6360 San Ignacio Avenue
                               San Jose, CA 95119
                                 (408) 361-0333
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 30, 1997
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       This Schedules contains 16 pages.

                                  SCHEDULE 13D

-------------------------                                 ----------------------
  CUSIP No. 827068 20 6                                     PAGE 2 OF 16 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ROBERT R. ANDERSON
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
          N/A                                                          (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
          PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
          N/A
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            1,368,044
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            488,506
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              1,368,044
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            488,506
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,856,550
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             (a) [ ]
      (See Instructions)
        N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)
        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                                 ----------------------
  CUSIP No. 827068 20 6                                     PAGE 3 OF 16 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ROBERT R. AND SALLY E. ANDERSON TRUST
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
          N/A                                                          (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
          See Item 3 below.
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
          N/A
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            400,956
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            400,956
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        400,956
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             (a) [ ]
      (See Instructions)
        N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)
        OO (Trust)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                                 ----------------------
  CUSIP No. 827068 20 6                                     PAGE 4 OF 16 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ROBERT K. ANDERSON TRUST
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
          N/A                                                          (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
          See Item 3 below.
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
          N/A
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            12,500
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            12,500
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        12,500
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             (a) [ ]
      (See Instructions)
        N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)
        OO (Trust)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                                 ----------------------
  CUSIP No. 827068 20 6                                     PAGE 5 OF 16 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          SHARON DAVIDSON TRUST
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
          N/A                                                          (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
          See Item 3 below.
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
          N/A
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            12,500
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            12,500
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        12,500
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             (a) [ ]
      (See Instructions)
        N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)
        OO (Trust)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                                 ----------------------
  CUSIP No. 827068 20 6                                     PAGE 6 OF 16 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TIMOTHY R. ANDERSON TRUST
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
          N/A                                                          (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
          See Item 3 below.
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
          N/A
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            35,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            35,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        35,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             (a) [ ]
      (See Instructions)
        N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)
        OO (Trust)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                                 ----------------------
  CUSIP No. 827068 20 6                                     PAGE 7 OF 16 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          STEVEN DAVIDSON TRUST
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
          N/A                                                          (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
          See Item 3 below.
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
          N/A
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            10,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            10,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             (a) [ ]
      (See Instructions)
        N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)
        OO (Trust)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                                 ----------------------
  CUSIP No. 827068 20 6                                     PAGE 8 OF 16 PAGES
-------------------------                                 ----------------------


ITEM 1. SECURITY AND ISSUER

        The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, without par value (the "Common Stock"), of Silicon Valley Research, Inc. (the "Issuer" of "SVR"), a California corporation, with its principal executive offices located at 6360 San Ignacio Avenue in San Jose, California 95119.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is being filed by Robert R. Anderson based upon his direct and indirect beneficial ownership of shares of Common Stock, warrants and stock options to purchase Common Stock held by him and the Robert R. and Sally
E. Anderson Trust, the Robert K. Anderson Trust, the Sharon Davidson Trust, the Timothy R. Anderson Trust and the Steven Davidson Trust (collectively, the "Trusts"), as Trustee. Mr. Anderson's business address is 6360 San Ignacio Avenue, San Jose, California 95119. Mr. Anderson's principal occupation is serving as Chairman of the Board and Chief Executive Officer of SVR, which offers a broad line of integrated placement, routing and floorplanning physical layout software products that enable electronics manufacturers to achieve improved performance and smaller die size in the integrated circuit design.

        During the last five years, Mr. Anderson has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr.
Anderson is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On February 13, 1996, Mr. Anderson, as Trustee of the Trusts, purchased an additional 30,000 shares of SVR Common Stock for a purchase price of $150,000.00 on the open market, using personal funds. From June 7, 1996 through June 13, 1996, Mr. Anderson, as Trustee of the Trusts, purchased an additional 60,000 shares of SVR Common Stock for a purchase price of $431,812.50 on the open market, using personal funds. On November 13, 1996, Mr. Anderson, as Trustee of the Trusts, purchased an additional 20,000 shares SVR Common Stock for a purchase price of $52,486 on the open market, using personal funds. On April 16, 1997, SVR sold 4,517,242 equity Units increasing its capital base by approximately $4,000,000. Each equity Unit is comprised of a share of Common Stock and a warrant to purchase one share of Common Stock. Mr. Anderson purchased 287,356 of these equity Units at a purchase price of $250,000 using personal funds. On December 30, 1997 SVR sold 3,811,974 equity Units, increasing its capital base by approximately $2,800,000. Each equity Unit is comprised of a share of the Company's Common Stock and a warrant to purchase one share of Common Stock. Mr. Anderson purchased 210,000 of these equity Units at a purchase price of $155,400, using personal funds. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Anderson is deemed the beneficial owner of an additional 273,332 shares of SVR Common Stock,

                                  SCHEDULE 13D

-------------------------                                 ----------------------
  CUSIP No. 827068 20 6                                     PAGE 9 OF 16 PAGES
-------------------------                                 ----------------------


which he has the right to acquire upon exercise of stock options (98,332 shares) and warrants (175,000 shares) which are presently exercisable or which are exercisable within sixty days of the date of the filing of this statement ("Filing Date"). Mr. Anderson disclaims beneficial ownership of 17,550 shares of Common Stock owned directly and held solely by his two adult step-children, Sharon Davidson (2,550 shares) and Steven Davidson (15,000 shares), who do not reside with Mr. Anderson (please see Item 5 below).

        The following was disclosed in Mr. Anderson's initial Schedule 13D filed in January 1996, which was not filed via EDGAR:

        From December 22, 1987 through December 15, 1994, Mr. Anderson, for himself and as Trustee of the Trusts, has purchased a total of 460,956 shares of SVR Common Stock. This total is comprised of 100,000 shares Mr. Anderson acquired in a $1,012,220 private placement of SVR Common Stock at $0.50 per share, totalling 2,024,440 shares, and 360,956 shares acquired through the Trusts on the open market. The total aggregate purchase price of $889,616.53, excluding commissions, was provided from Mr. Anderson's personal funds. In no case were any funds borrowed.

ITEM 4. PURPOSE OF TRANSACTION

        Mr. Anderson directed the additional purchases of equity Units and shares of Common Stock for investment purposes only. Consistent with his investment intent, and depending on market conditions, Mr. Anderson may acquire additional shares of Common Stock through open market purchases, privately negotiated transactions, or through the exercise of warrants and stock options; he may, however, dispose of all or a portion of shares of Common Stock through the open market or in privately negotiated transactions to one or more purchasers which may include the Issuer; and Mr. Anderson will consider other alternatives available in connection with SVR securities.

        Other than as set forth above, Mr. Anderson has no present plans or proposals which may relate to or would result in:

        (a) The acquisition or disposition of any additional securities of the Issuer by any person;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any or its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to

                                  SCHEDULE 13D

-------------------------                                -----------------------
  CUSIP No. 827068 20 6                                    PAGE 10 OF 16 PAGES
-------------------------                                -----------------------


               make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)    Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Pursuant to Rule 13d-3, Mr. Anderson may be deemed to beneficially own a total of 1,856,550 shares of Common Stock as of the Filing Date, representing 8.7% of the outstanding Common Stock, based upon the number shares of SVR Common Stock outstanding as of January 31, 1998 and computed in accordance with rule 13d-3(d)(1). Mr. Anderson's beneficial ownership of SVR is a follows:

        Robert R. Anderson

           597,356 shares of Common Stock (Direct)
           470,956 shares of Common Stock (Indirect)*
            17,550 shares of Common Stock (Indirect)**
           672,356 Warrant to purchase Common Stock (Direct)
            98,332 Options to purchase Common Stock (Direct)

        Robert R. and Sally E. Anderson Trust

           400,956 shares of Common Stock (Direct)

        Robert K. Anderson Trust

           12,500 shares of Common Stock (Direct)

        Sharon Davidson Trust

           12,500 shares of Common Stock (Direct)


----------------
 *  Includes all holdings of the Trusts
** Mr. Anderson disclaims beneficial ownership of a total of 17,550 shares of Common Stock owned directly and held solely by his two adult step-children, Sharon Davidson and Steven Davidson, who do not reside with Mr. Anderson.

                                  SCHEDULE 13D

-------------------------                                -----------------------
  CUSIP No. 827068 20 6                                    PAGE 11 OF 16 PAGES
-------------------------                                -----------------------


        Timothy R. Anderson Trust

           35,000 shares of Common Stock (Direct)

        Steven Davidson Trust

           10,000 shares of Common Stock (Direct)

        Sharon Davidson

           2,550 shares of Common Stock (Direct)**

        Steven Davidson

           15,000 shares of Common Stock (Direct)**

        Mr. Anderson (i) has shared voting and dispositive powers for 470,956 shares of Common Stock as Trustee of the Trusts, (ii) may be considered to have shared voting and dispositive powers for an additional 17,550 shares of Common Stock owned directly and held solely by his two adult step-children and (iii) has sole voting and dispositive powers for 597,356 shares of Common Stock, warrants to purchase 672,356 shares of Common Stock and stock options to purchase 98,332 shares of Common Stock (the warrants and stock options are presently exercisable or are exercisable within sixty days of the Filing Date), which represents 8.7% of the outstanding Common Stock, based on the number of shares of Common Stock issued and outstanding on January 31, 1998 of 20,609,669, and computed in accordance with rule 13d-3(d)(1). Mr. Anderson disclaims beneficial ownership of the 17,550 shares of Common Stock owned directly and held solely by his two adult step-children, Sharon Davidson and Steven Davidson, who do not reside with Mr. Anderson.

        From the date sixty days preceding the date of the event which initially required the filing of the Statement through the Filing Date, Mr. Anderson engaged in the following transaction with respect to the Common Stock of the
Issuer:

        On December 30, 1997, Mr. Anderson purchased, in a private placement, 210,000 equity Units for $155,400, using personal funds. Each equity Unit is comprised of a share of the Company's Common Stock and a warrant to purchase one share of Common Stock.


----------------
** Mr. Anderson disclaims beneficial ownership of a total of 17,550 shares of Common Stock owned directly and held solely by his two adult step-children, Sharon Davidson and Steven Davidson, who do not reside with Mr. Anderson.

                                  SCHEDULE 13D

-------------------------                                -----------------------
  CUSIP No. 827068 20 6                                    PAGE 12 OF 16 PAGES
-------------------------                                -----------------------


        The following was disclosed in Mr. Anderson's initial Schedule 13D filed in January 1996, which was not filed via EDGAR:

        On January 20, 1994, Mr. Anderson acquired, for $25,000, a warrant to purchase 125,000 shares of Common Stock from the Issuer, using personal funds.

        On January 24, 1994, Mr. Anderson was granted an option to purchase 10,000 shares of Common Stock in connection with a director position.

        On February 19, 1994, Mr. Anderson purchased in a private placement 100,000 shares of newly issued, unregistered Common Stock for $50,000, using personal funds.

        On February 23, 1994, Mr. Anderson, through the Timothy R. Anderson Trust, purchased 5,000 shares of Common Stock at a price per share of $1.124 on the open market, using personal funds.

        On the advice of Mr. Anderson, Steven Davidson purchased 5,000 shares of Common Stock at a price per share of $1.50 on the open market, 3,750 shares of Common Stock at a price per share of $1.74 on the open market and 6,250 shares of Common Stock at a price per share of $1.74 on the open market, on May 3, 1994, May 11, 1994 and May 12, 1994, respectively, using personal funds.

        On June 13, 1994, Mr. Anderson, through the Robert R. and Sally E. Anderson Trust, purchased (i) 15,000 shares of Common Stock at a price per share of $1.875 and (ii) 12,500 shares at a price per share of $1.6875 on the open market, using personal funds.

        On the advice of Mr. Anderson, Sharon Davidson purchased 1,250 shares of Common Stock at a price per share of $2.00 on the open market, 1,250 shares of Common Stock at a price per share of $2.00 on the open market and 50 shares of Common Stock at a price per share of $2.00 on the open market, on June 15, 1994, June 15, 1994 and August 5, 1994, respectively, using personal funds.

        On August 5, 1994, Mr. Anderson, through the Steven Davidson Trust, purchased 10,000 shares of Common Stock at a price per share of $2.00 on the open market, using personal funds.

        On August 5, 1994, Mr. Anderson, through the Timothy R. Anderson Trust, purchased 7,500 shares of Common Stock at a price per share of $2.00 on the open market, using personal funds.

        On August 5, 1994, Mr. Anderson, through the Sharon Davidson Trust, purchased 7,500 shares of Common Stock at a price per share of $2.00 on the open market, using personal funds.

        On August 19, 1994, Mr. Anderson, through the Robert K. Anderson Trust, purchased 12,500 shares of Common Stock at a purchase price of $2.00 per share on the open market, using personal funds.

                                  SCHEDULE 13D

-------------------------                                -----------------------
  CUSIP No. 827068 20 6                                    PAGE 13 OF 16 PAGES
-------------------------                                -----------------------


        On August 24, 1994, Mr. Anderson, through the Robert R. and Sally E. Anderson Trust, purchased 14,500 shares of Common Stock at a purchase price of $2.00 per share on the open market, using personal funds.

        On September 1, 1994, Mr. Anderson received, for $10,000, a promissory note of $150,000 and a warrant to purchase from the Issuer 50,000 shares of Common Stock, using personal funds.

        On September 8, 1994, Mr. Anderson, through the Robert R. and Sally E. Anderson Trust, purchased 2,500 shares of Common Stock at a purchase price of $2.00 per share on the open market, using personal funds.

        On September 9, 1994, Mr. Anderson, through the Robert R. and Sally E. Anderson Trust, purchased (i) 5,000 shares of Common Stock at a price per share of $2.2854 and (ii) 5,000 shares at a price per share of $2.06 on the open market, using personal funds.

        On September 14, 1994, Mr. Anderson, through the Sharon Davidson Trust, purchased 5,000 shares of Common Stock at a price per share of $2.250 on the open market, using personal funds.

        On September 14, 1994, Mr. Anderson, through the Robert R. and Sally E. Anderson Trust, purchased 10,456 shares of Common Stock at a purchase price of $2.125 per share on the open market, using personal funds.

        On November 30, 1994, Mr. Anderson, through the Robert R. and Sally E. Anderson Trust, purchased 8,000 shares of Common Stock at a purchase price of $4.00 per share on the open market, using personal funds.

        On December 1, 1994, Mr. Anderson, through the Robert R. and Sally E. Anderson Trust, purchased 12,500 shares of Common Stock at a purchase price of $4.00 per share on the open market, using personal funds.

        On December 2, 1994, Mr. Anderson, through the Robert R. and Sally E. Anderson Trust, purchased 5,000 shares of Common Stock at a purchase price of $4.00 per share on the open market, using personal funds.

        On December 5, 1994, Mr. Anderson, through the Timothy R. Anderson Trust, purchased 12,500 shares of Common Stock at a purchase price of $4.00 per share on the open market, using personal funds.

        On December 15, 1994, Mr. Anderson, through the Robert R. and Sally E. Anderson Trust, purchased 5,000 shares of Common Stock at a purchase price of $3.75 per share on the open market, using personal funds.

        On April 3, 1995, Mr. Anderson was granted an option to purchase 40,000 shares of Common Stock.





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                                  SCHEDULE 13D

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  CUSIP No. 827068 20 6                                    PAGE 14 OF 16 PAGES
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
        RESPECT TO SECURITIES OF THE ISSUER.

        Mr. Anderson was granted options to acquire shares of Common Stock under the Issuer's Amended 1990 Directors' Stock Option Plan (the "Directors' Plan") and Amended 1988 Stock Option Plan (the "1988 Plan").

        Under the Directors' Plan, the exercise price must equal the fair market value, as determined pursuant to the plan, of a share of the Issuer's Common Stock on the date of grant. One-fourth of the shares subject to an option granted under the Directors' Plan generally become vested and exercisable one year after the date of grant and the remaining shares vest in equal monthly installments over a three-year period thereafter. A copy of the Directors' Plan is incorporated by reference to Exhibit 10.01 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997 filed November 12, 1997. Mr. Anderson entered into an option agreement with SVR under the Directors' Plan (the "Directors Option Agreement"), which is incorporated by reference to Exhibit B of Mr. Anderson's initial Schedule 13D filed in January 1996. The Directors Option Agreement provided a grant on January 24, 1994 of an option to acquire 10,000 shares of Common Stock at an exercise price of $0.875 per share. As of the Filing Date, a total of 10,000 shares had become exercisable.

        Under the 1988 Plan, the exercise price must be at least 100% of the fair market value of the Issuer's Common Stock on the date of grant, except that for the grant of an option to a person holding 10% or more of the total combined voting power of all classes of stock of the Issuer or any parent or subsidiary of the Issuer the exercise price must be at least 110% of the fair market value of the Issuer's Common Stock on the date of grant. Generally, options granted under the 1988 Plan become exercisable as the underlying shares vest. On July 24, 1995, the Issuer's Board of Directors amended the 1988 Plan so that options granted prior to that date would have 25% of the shares subject to the option vest one year after the date of grant and the remaining shares in equal monthly, rather than annual, installments over the following three years. Options granted after July 24, 1995, generally, would have 20% of the shares subject to the option vest one year after the date of grant and the remaining shares in equal monthly installments over the following four years. A copy of the 1988 Plan is incorporated by reference to Exhibit 10.03 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997 filed November 12, 1997. Mr. Anderson entered into several option agreements with SVR under the 1988 Plan (the "1988 Plan Option Agreement"). The 1988 Plan Option Agreement provided a grant on April 3, 1995 of an option to acquire 40,000 shares of Common Stock at an exercise price of $3.4376 per share, a copy of which is incorporated by reference to Exhibit D of Mr. Anderson's initial Schedule 13D filed in January 1996. The 1988 Plan Option Agreement provided grants on February 19, 1997 of an option to acquire 207,791 shares of Common Stock at an exercise price of $1.31 per share and a Non-Qualified stock option to acquire 42,209 shares of Common Stock at an exercise price of $1.31 per share. In the event of dissolution or liquidation of the Company, a merger in which the Company is not the surviving corporation, a transaction or series of transactions in which 50% or more of the then outstanding voting stock is sold or otherwise transferred to a single transferee or group of related transferees, or the sale of all or subtantially all of the assets of the Company, an additional 50,000 shares of these options (or, if less, the number of unvested shares as of the date of the transaction) shall vest upon the consummation of the transaction. On July 17, 1997, the Compensation Committee of the Company's Board of Directors approved the repricing of all outstanding





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                                  SCHEDULE 13D

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  CUSIP No. 827068 20 6                                    PAGE 15 OF 16 PAGES
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options pursuant to the 1988 Stock Option Plan. The exercise price of those outstanding options were amended to equal the closing price of the Company's Common Stock on such date. Accordingly, all of Mr. Anderson's options pursuant to the 1988 Stock Option Plan have an exercise price of $0.875. As of the Filing Date, 88,332 of such shares had become exercisable or were exercisable within 60 days.

        In January 1994, Mr. Anderson entered into a Stock Purchase Agreement (the "1994 Agreement") with the Issuer pursuant to which the Issuer sold an aggregate of 2,024,440 newly issued, unregistered shares of its Common Stock to eleven investors for an aggregate purchase price of $1,012,220, or $0.50 per share. Mr. Anderson purchased 100,000 of such shares. A copy of the 1994 Agreement is incorporated by reference to Exhibit E of Mr. Anderson's initial
Schedule 13D filed in January 1996.

        In January 1994, SVR issued to Mr. Anderson, for $25,000, a warrant to purchase 125,000 shares of Common Stock at $0.875 per share. A copy of the warrant is incorporated by reference to Exhibit F of Mr.
Anderson's initial Schedule 13D filed in January 1996.

        SVR issued subordinated debt in September 1994, under an agreement with certain investors, which required quarterly payments of interest at 7.5% and is subordinated to all indebtedness of the Issuer to banks, insurance companies, factors or other lending or financial institutions regularly engaged in the business of lending money, and was due in September 1996. The investors also purchased warrants for $52,000 in cash entitling them to purchase 258,333 shares of unregistered Common Stock of the Issuer at a price of $1.50 per share at any time prior to September 1, 1999. Mr. Anderson received a promissory note of $150,000 and a warrant to purchase 50,000 shares. A copy of the Note and Warrant Purchase Agreement is incorporated by reference to Exhibit G of Mr. Anderson's initial Schedule 13D filed in January 1996.

        In April 1997, Mr. Anderson entered into a Unit Purchase Agreement with SVR. Pursuant to this Agreement, Mr. Anderson was issued 287,356 equity Units for $250,000. Each equity Unit consists of one share of Common Stock and one warrant to purchase Common Stock at an exercise price of $1.31. A copy of the Unit Purchase Agreement and Form of Warrant is incorporated by reference to
Exhibit 4.2 and Exhibit 4.3, respectively, of the Company's Registration Statement on Form S-3 filed May 7, 1997.

        In December 1997, Mr. Anderson entered into a Unit Purchase Agreement with SVR. Pursuant to this Agreement, Mr. Anderson was issued 210,000 equity Units for $155,400. Each equity Unit consists of one share of Common Stock and one warrant to purchase Common Stock at an exercise price of $0.53. Copies of the Form of Unit Purchase Agreement and Form of Warrant are incorporated by reference to Exhibits 4.01 and 4.02, respectively, of the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1997 filed February 11, 1998.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibits are incorporated by reference as stated above in Item 6.




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                                  SCHEDULE 13D

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  CUSIP No. 827068 20 6                                    PAGE 16 OF 16 PAGES
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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




  February 25, 1998                               /s/ Robert R. Anderson
---------------------                     --------------------------------------
        Date                                 Robert R. Anderson, Chairman and
                                              Chief Executive Officer of SVR




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